Exhibit 99.3

October 19, 2012

The Board of Directors
Affinity Gaming, LLC
3755 Breakthrough Way
Suite 300
Las Vegas, Nevada 89135

To the Members of the Board of Directors:

We are writing to you on behalf of Z Capital Partners, L.L.C. and certain of its affiliated entities (collectively, "we"), the beneficial owners of 24.97% of the common units of Affinity Gaming, LLC (the "Company") and currently the largest unitholder of the Company.

We write to advise you that on October 18, 2012, we filed the attached petition before the Missouri Gaming Commission for approval of a "change of control," as defined in 11 CSR 45-10.040(8), in the event of our acquisition of 25% or more of the ownership interest of the Company. Such change of control may result from our acquisition of additional existing units. Such change of control may also be triggered through the repurchase of ownership interests by the Company, in the event it exercises its repurchase rights under its lending agreements. In addition, we filed our petition because we intend to seek representation on the Company's board to permit us to fulfill our fiduciary duty to our own investors by helping insure that current management has the support, resources and board input necessary to pursue its current strategic plan to maximize the Company's long term value through organic growth and opportunistic acquisitions.

We also write to advise you that today the Colorado Gaming Commission today approved us and a number of associated entities and individuals in conjunction with approval of the Company's licensing. With this action, we are now approved by the gaming regulators in Missouri, Iowa and Colorado and have an application pending in Nevada.

We firmly believe that the Company has a very promising future as a standalone gaming operation that should remain an independent, publicly-traded entity for the foreseeable future. We further believe that the best way for the Company to create value for its unitholders, in both the intermediate and longer term, is to continue to pursue its current long-term business plan, emphasizing both growth in its current businesses and the pursuit of opportunistic acquisitions. It is also our view that the Company's current management team is an outstanding one that should be fully supported by the Board as it

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follows this strategic plan. Thus, while we intend to seek approval for a technical change of control under Missouri statute, and for Board representation, it is our present intention to seek to maintain, rather than change, current management's control of the Company's operations.

We believe that the majority of our fellow unitholders share our commitment to the Company and its current management, and view long-term organic growth and strategic acquisitions as the best way to maximize unitholder value. And in this regard, and with respect, we would make the obvious point that while we own 24.97% of the Company's outstanding units, the members of the Board as a group own less than 2% of those units, in the aggregate. Moreover, the Board was selected by constituents in the bankruptcy, and as a result may not have a fully informed view of its current unitholder base.

As we look to the Company's long term future, we would also like to address one additional matter that we have previously communicated about. As the Company has publicly disclosed, certain members of the Board authorized a special investment banking payment to the Chairman in connection with recent asset dispositions, apparently for services allegedly rendered in connection with those transactions. It is our strong view that (as expressed in our previous communications) the payment of such fees to a Company director creates an obvious, material and inappropriate risk of a conflict of interest, is an extremely poor corporate governance practice and should never have been considered, nor be permitted in the future.

If you would like to discuss any of these matters further, please do not hesitate to contact us. Once again, we, and, we believe, the majority of our fellow unitholders, look forward to remaining as investors in the Company for many years to come.

Sincerely,